Exhibit 99.2

Rio Narcea Gold Mines, Ltd
Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59 Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

November 7, 2002	Trading Symbol: TSX: RNG

RIO NARCEA REPORTS EXCELLENT THIRD QUARTER RESULTS
— Continuing Strong Operational Performance at El Valle
— Net Income of $7 Million for the First Nine Months

(All dollar amounts in U.S. currency unless otherwise stated)

Toronto - Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to report the financial results of the Company for the third quarter ended September 30, 2002. Rio Narcea reported net income of $2.4 million, or $0.03 per share for the three months ended September 30, 2002 compared to net income of $0.5 million, or $0.01 per share in the same period of 2001. Cash flows provided by operating activities totaled $5.2 million during the quarter compared to $0.9 million a year ago. For the first nine months of 2002, net income was $7.0 million, or $0.10 per share compared to a loss of $1.5 million, or $0.02 per share in 2001 while cash flows provided by operating activities was $11.4 million, or $0.16 per share compared to $4.5 million in 2001, or $0.07 per share.

Third Quarter Highlights

• Net income of $2.4 million or $0.03 per share

• Gold production of 48,029 ounces at a cash cost of $130 per ounce

• Working capital of $2.3 million and cash of $6.7 million

• Total bank debt reduced by 32% to $19.7 million

• Positive drilling results at El Valle

• Aguablanca deposit receives positive bankable feasibility study

Management Discussion and Analysis

     The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes. This financial information was prepared in accordance with accounting principles generally accepted in Canada. These financial results reflect, and are prepared consistent with, the restatement of, and certain changes in accounting principles applied to, the re-audited consolidated financial statements for the three years ended December 31, 2001, which are in the course of being completed.

Results of Operations

     Rio Narcea reported net income of $2,377,400, or $0.03 per share, on revenues of $15,502,400 for the third quarter of 2002 compared to $521,300, or $0.01 per share, on revenues of $7,538,400 during the same period last year. This significant improvement is attributable to a substantial increase in gold production of nearly 70%, as well as a 30% increase in the realized gold price from the same period in 2001. Rio Narcea realized an average gold price of $317 per ounce in the third quarter of 2002 versus $243 per ounce in the same period of 2001.

     A reconciliation of gold sales before giving effect to hedging transactions to Gold sales in the consolidated statements of operations and deficit follows:

		Three Months Ended				Nine Months Ended
		September 30,				September 30,

	2002		2001		2002		2001

			(restated)				(restated)

	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz

Gold sales before hedging	15,240	317	7,205	253	39,708	295	23,507	262
Cash gold hedging effect	—	—	(2)	—	—	—	547	5
Cash foreign exchange hedging effect	(9)	—	(281)	(10)	(291)	(3)	(1,200)	(13)

Realized gold sales	15,231	317	6,922	243	39,415	292	22,854	254
Non-cash gold hedging effect	271	6	577	20	866	7	1,163	13

Gold sales	15,502	323	7,499	263	40,281	299	24,017	267
Average spot price		314		274		306		269
Production (oz)		48,029		28,502		134,820		89,810

     Operating expenses in the third quarter were $11,924,500 compared to $8,128,800 for the same period in 2001 mainly due to an increase in mining expenses, depreciation and amortization expenses and an increase in exploration costs, partially offset by lower net by-products costs. Operating cash costs declined to $130 per ounce in the third quarter from $221 per ounce in the same period in 2001 as a result of higher production and lower by-products costs.

     Depreciation and amortization expenses for the latest quarter increased to $3,981,100 compared to $1,059,200 for the third quarter of 2001 as a result of significantly higher gold production and amortization of deferred stripping costs. Exploration expenses amounted to $1,151,900 in the quarter compared to $304,500 during the same period in 2001 due to increased exploration activities at Aguablanca including feasibility study costs.

     Administrative and corporate expenses increased to $958,400 in the quarter from $418,100 during the corresponding period of 2001 mainly as a result of increased legal and financial advisory fees.

     The weaker Euro against the U.S. dollar during the third quarter resulted in a loss of $739,300 on exchange rate differences, largely in respect of the Company’s loans. Financial expenses amounted to $495,400 compared to $720,100 in the third quarter of 2001, primarily due to lower debt.

Financial Highlights

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001

		(restated)		(restated)

	(US$000 except where stated)
Revenues	15,502	7,538	40,281	24,066
Net income / (loss) before income tax	2,377	521	7,028	(1,547)
Net income / (loss) per share – basic	0.03	0.01	0.10	(0.02)
Cash flow provided by operating activities	5,244	946	11,390	4,455
Cash flow provided by operating activities per share – basic	0.07	0.01	0.16	0.07
Weighted average shares outstanding – basic (in millions)	76.7	65.1	69.1	65.0

		December 31, 2001
	September 30, 2002	(restated)

	(US$000)
Working capital (deficiency)	2,306	(10,844)
Long and short term debt	19,729	28,843
Shareholders’ equity	47,217	28,516

Liquidity and Capital Resources

     At September 30, 2002, the Company had $6,739,600 in cash and working capital of $2,306,400.

     Operating cash flow improved to $5,243,500 in the third quarter of 2002 from $945,800 in the same period in 2001 as a result of higher gold production and improved gold prices. Before working capital adjustments, cash flow from operations was $7,096,300 compared with $610,300 used in operations in the same period of 2001.

     Capital expenditures totaled $1,501,200 in the third quarter compared to $4,154,800 for the same period in 2001. Capital expenditures included $989,300 for development and exploration, $473,100 for underground development and buildings and equipment, and $38,800 for stripping costs. For the third quarter of 2001, capital expenditures were $1,711,300 for development and exploration (including $1,500,000 related to the acquisition of the Aguablanca project), $537,600 for underground development and buildings and equipment, and $1,905,900 for stripping costs.

     During the third quarter, the Company collected a total of $1,521,500 from grants. The Company collected the total outstanding amounts as at December 31, 2001 from the Directorate-General of Regional Economic Incentives (IFR) subsidies.

     On July 5, 2002, the Company prepaid the principal amount owing under its $4,000,000 current account credit facility in respect of the Aguablanca Project arranged with Deutsche Bank, S.A.E. (“Deutsche Bank”). Coincident with the debt repayment, share purchase options that had been previously issued to Deutsche Bank under the credit facility were exercised into 5,825,809 common shares for proceeds to the Company of $4,000,000.

     The Company also realized $81,400 from the exercise of employee stock options during the third quarter of 2002.

     In March 2002, the Company completed a placement of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800), of which CDN$2,667,000 (US$1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds to be received after payment of expenses related to the offering were US$4,101,900 (excluding expenses of US$188,100, being the fair value of the 630,000 additional warrants granted to the agent as part of its fees). As a result of the Company not obtaining a receipt for a final prospectus, on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements as discussed in note 2, a further 900,000 shares are issuable for no additional consideration to the holders of the special warrants. In relation to this issue, the Company collected and received gross proceeds of $1,726,100 in the third quarter and incurred an additional expense of $41,700.

     Repayments of bank loans during the quarter were $6,747,700, including $4,000,000 repaid to Deutsche Bank to retire the Aguablanca Facility and a $1,500,000 prepayment to Deutsche Bank of part of the $2,375,000 payment due in October 2002 relating to the term loan facility. In addition other loans amounting to $1,247,700 related to VAT and grants were repaid in the quarter.

Balance Sheet

     The carrying amount of the mineral properties, net of depreciation, amounted to $29,153,700 at September 30, 2002 compared to $29,730,100 at December 31, 2001. At September 30, 2002, the Company’s total assets were $82,339,100 compared to $75,721,100 at December 31, 2001.

     As of September 30, 2002, current liabilities amounted to $17,919,500 compared to $24,672,800 at December 31, 2001.

     As of September 30, 2002, shareholders’ equity increased to $47,216,800 from $28,515,900 at December 31, 2001. This increase resulted primarily from the receipt of net proceeds of $3,913,800 from a special warrant issue, exercise of share purchase options by Deutsche Bank, which resulted in a positive effect on shareholders’ equity of $2,969,000, and a net profit and positive translation adjustment.

Restatement and Change in Accounting Policies

     The Company previously issued to its shareholders the 2001 annual audited consolidated financial statements (the “2001 financial statements”), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”). The 2001 financial statements were audited by the Company’s former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

     The 2001 financial statements along with prior years’ consolidated financial statements were included in the Company’s filing of a registration statement on Form 20-F/A-2 with the United

States Securities and Exchange Commission (the “SEC”). As part of the SEC’s review of the Company’s Form 20-F/A-2, the SEC provided a number of comments and queries and required a restatement of the financial statements. Because Arthur Andersen LLP are no longer available to provide a current audit opinion for the Company’s historical financial statements, once they are restated, it is necessary, and mandated by the SEC, that the Company’s newly appointed auditors, Ernst & Young LLP, re-audit the 2001 consolidated financial statements along with consolidated statements of operations and deficit and cash flows for the years ended December 31, 1999. The restatements and changes in accounting policies, based on the Company’s findings to-date, include put and call contracts, revenue recognition, exploration costs, foreign currency translation and other comparative amounts (see note 2 to the unaudited consolidated financial statements for the third quarter ended September 30, 2002 for a complete description).

Critical Accounting Policies

The preparation of the Company’s financial statements in conformity with accounting principles accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at the lower of average cost or net realizable value), the potential impairment of long-lived assets and the ability to realize income tax benefits. These estimates and assumptions also affect the rate at which depreciation and amortization are charged to income. As noted in risks and uncertainties, commodity prices significantly affect the Company’s profitability and cash flow. In addition, management estimates costs associated with reclamation of mining properties as well as remedial costs for inactive properties. On an ongoing basis, management evaluates its estimates and assumptions, however, actual amounts could differ from those based on such estimates and assumptions.

Hedging

Pursuant to the Company’s loan arrangement with Deutsche Bank, the Company entered into put and call option contracts to cover commodity market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. The following table details the Company’s gold hedging position as at September 30, 2002:

Gold

Year	Type of Contract	Ounces	Price per Ounce

2002-2006	Put	93,817	US$280
		316,463	€300
	Call	10,389	US$365
		221,549	€405
2002-2006	Forward	14,255	US$300.98

The estimated fair value of the Company’s hedge book as at September 30, 2002 is negative $225,700 based on the market conditions prevailing at that date.

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company’s ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative or operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the consolidated financial statements prepared in accordance with Canadian GAAP follows:

	Three Months Ended September 30,				Nine Months Ended September 30,

			2001				2001
	2002		(restated)		2002		(restated)

	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz

Mine expenses	4,016	84	3,098	109	11,468	85	9,637	107
Plant expenses	2,118	44	2,175	76	6,444	48	6,095	68
Smelting, refining and transportation	521	11	1,939	68	2,702	20	3,707	41
Sale of by-products	(298)	(6)	(871)	(31)	(2,267)	(17)	(1,893)	(21)
Less-Reclamation costs	(139)	(3)	(42)	(1)	(263)	(2)	(176)	(2)

Cash operating costs(a)	6,218	130	6,299	221	18,084	134	17,370	193
Other operating expenses(b)	5,707	119	1,830	64	16,501	122	5,743	64

Total operating costs	11,925	249	8,129	285	34,585	256	23,113	257
Production (oz)		48,029		28,523		134,820		89,820

(a)	Cash operating cost per ounce data is calculated in accordance with The Gold Institute Production Cost Standard. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to other similarly titled data presented by other companies.

(b)	Other operating expenses is comprised of the following items included under Operating expenses on the consolidated statements of operations and deficit: Depreciation and amortization expenses, Exploration costs, Administrative and corporate expenses and Other income (expenses).

New accounting standards

During 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No.143, “Accounting for Asset Retirement Obligations” (“FAS 143”).

In addition, in July 2002, FASB issued Statement 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset’s useful life using a systematic rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002. Although the Company is currently reviewing FAS 143, the impact, if any, of this pronouncement on its consolidated financial statements has not been determined.

FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs incurred in a Restructuring).” The principal difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with and exit or disposal activity. This statement requires that a liability for a cost associated with and exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit costs as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. There is no significant impact of this statement on the Company’s consolidated financial statements.

Operations Review

Rio Narcea continued its solid operational performance in the third quarter of 2002 by producing 48,029 ounces of gold at a cash cost of $130 per ounce compared to 28,523 ounces at a cash cost of $221 per ounce in the same period of 2001. The plant processed 196,181 tonnes of ore at an average gold grade of 8.1 g/t. The improvement in grade reflects actual mined grades that are higher than reserves estimates. Recoveries reached 94% as a result of higher grade ore being treated and process improvements.

The access ramp below the Boinas East pit advanced 172 meters in the third quarter and now totals 1.9 kilometers in length. With the last section of ramp almost complete, preparations are underway for the excavation of the final section of the ventilation raise to be bored in October and November 2002.

At Carlés, 52,500 tonnes of ore were transported to the El Valle plant and this ore continues to be fed to the plant at an approximate 20% blend with the El Valle ore. Significant process improvements have resulted in higher quality concentrates being produced from this blend of ores, specifically from the resulting reduction in arsenic and bismuth levels. Underground development at Carlés is scheduled to start in November 2002 with the excavation of a ventilation raise. Access to the existing underground ramp is being re-established and water pumping has started.

The following table provides a summary of operations for the third quarter and first nine months of 2002 compared with the same periods in 2001:

Operating Results

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001

Gold production (ounces)	48,029	28,523	134,820	89,820
Plant throughput (tonnes)	196,181	172,624	563,825	465,256
Head grade (grams per tonne)	8.1	6.0	7.9	6.6
Recovery (%)	94	86	94	91

As a result of the stronger than anticipated third quarter results, the Company has upwardly revised its gold production forecast for the year 2002 to approximately 170,000 ounces at a cash cost of below $150 per ounce.

Development and Exploration

El Valle

Exploration and development at El Valle concentrated on defining underground reserves below the Boinas East pit and continued exploration drilling from both the surface and underground, around the margins of the main El Valle pit. Five drills at El Valle completed 4,255 meters of drilling in 34 holes during the third quarter.

The underground infill program at Boinas East completed the planned 25 meter by 25 meter drill hole grid on the Monica zone and delineated three parallel lenses of mineralization with an average individual width of 4.6 meters averaging 7.0 g/t gold. The mineralization is defined over a strike length of 235 meters with a down-dip extension of 200 meters and remains open along strike to the east where the last section of holes in the program encountered some of the best mineralized intercepts to date. Hole B2067, the second from the last planned hole, intercepted 12.7 meters averaging 25.3 g/t gold within the drilled interval of 72.0 meters to 84.7 meters. The Company is now commencing a 4,000 meter drilling program to close the grid on the Monica zone to a 12.5 meter by 25 meter spacing for reserve definition.

The El Valle surface exploration program is also encountering some significant results. Val 191, the second hole of a program to investigate several isolated intercepts around the margins of the pit, intercepted a drilled thickness of 9.1 meters averaging 27.8 g/t gold between down hole depths of 87.7 meters and 96.8 meters. The intercept is a 30 meter offset to hole Val 107, drilled in June 1997, which intercepted 12.0 meters averaging 6.0 g/t gold between down hole depths of 176 meters and 188 meters. Referred to as “Area 107”, the zone has now been tested by a total of four holes along a strike length of approximately 90 meters and remains open at depth and along strike to the southeast.

Aguablanca

Exploration on Rio Narcea’s nickel sulfide properties in southwestern Spain is advancing on two fronts. A drilling program is exploring the margins of the Aguablanca deposit while soil chemical and geophysical surveys and detailed geological mapping are defining new drill targets along the Olivenza-Monesterio antiform.

Two drill rigs completed 2,337 meters in 2 deep holes and 5 shallow holes at Aguablanca. The deep drilling has not yet extended the deep zone of mineralization, but the shallow drilling program has identified a possible new zone of mineralization on the southern margin of the planned pit. Drill hole AGU-49 intercepted a drilled thickness of 17.9 meters averaging 0.81% Ni and 0.66% Cu with 1g/t Au + PGMs at a depth of 96 meters. Offset drilling to define the limits of this zone is in progress.

Detailed exploration mapping of one of the Company’s many reconnaissance targets in the region has delineated a mafic intrusive complex measuring 3.5 by 1.5 kilometers near the northwestern edge of the Olivenza – Monesterio antiform. This geologic structure extends for a length of approximately 150 kilometers immediately northwest of the Aguablanca deposit. Believed to represent the bottom of the magmatic chamber, the so called “San Francisco” target, contains a mafic suite of skarn, taxite and olivine gabbro norite over a distance of 3 kilometers along the entire west contact of the intrusive. The olivine gabbro norite contains magmatic sulfides including pyrrhotite, chalcopyrite, and pentlandite. Float fragments of gossan along the west contact contain values up to 0.45% nickel, 0.18% copper and anomalous PGMs.

A geophysical survey is underway to define specific drill targets on this anomaly. Approximately US$1.5 million has been allocated to the Aguablanca exploration program during the second half of 2002 to identify and drill nickel sulfide targets in the region.

Positive results were obtained from the feasibility study of the open pit portion of the Aguablanca deposit at the end of July. The Company is proceeding with finalizing concentrate off-take agreements and arranging financing as the same time as the permitting and the tendering process for the engineering/construction of the project.

Outlook

Gold production for 2002 is now forecast to be approximately 170,000 ounces compared to the original budget of 150,000 ounces. The increase in the anticipated gold production reflects the impact of higher grades mined at the Charnela zone of the El Valle pit and improved efficiencies in the plant, and should result in continued significant improvement of Rio Narcea’s balance sheet.

Rio Narcea is completing its final stages of securing the financing and off-take agreement for the Aguablanca Ni-Cu-PGM project with the aim to start construction during 2003.

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2002	2001
(stated in U.S. dollars)	$	$

		(restated –
		see note 2)
ASSETS
Current
Cash and cash equivalents	6,739,600	1,805,100
Restricted investments	270,700	338,500
Inventories	5,517,200	2,994,700
Accounts receivable
Government grants	300,500	1,834,000
V.A.T. and other taxes	3,310,100	2,675,400
Trade receivables	2,303,400	2,691,500
Other current assets	1,784,400	1,489,300

Total current assets	20,225,900	13,828,500

Mineral properties, net	29,153,700	29,730,100
Deferred stripping costs, net	27,952,200	27,859,400
Other assets	5,007,300	4,303,100

	82,339,100	75,721,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13,636,700	12,750,900
Current portion of long-term debt	3,375,800	4,877,000
Short-term bank indebtedness	330,200	4,737,700
Current portion of deferred revenue	576,800	2,307,200

Total current liabilities	17,919,500	24,672,800

Other long-term liabilities	1,179,700	3,304,400
Long-term debt	16,023,100	19,228,000

Total liabilities	35,122,300	47,205,200

Shareholders’ equity
Common shares (note 4)	84,043,300	79,446,300
Stock options (note 4)	543,300	—
Special warrants (note 4)	3,913,800	—
Common share purchase option (note 4)	972,900	2,233,000
Deficit	(32,020,000)	(39,047,700)
Cumulative foreign exchange translation adjustment	(10,236,500)	(14,115,700)

Total shareholders’ equity	47,216,800	28,515,900

	82,339,100	75,721,100

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick	Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001
(stated in U.S. dollars)	$	$	$	$

		(restated –		(restated –
		see note 2)		see note 2)
OPERATING REVENUES
Gold sales	15,502,400	7,498,600	40,280,500	24,017,300
Other operating revenues	—	39,800	—	48,400

	15,502,400	7,538,400	40,280,500	24,065,700

OPERATING EXPENSES
Mining expenses	(4,016,000)	(3,097,500)	(11,467,800)	(9,636,900)
Plant expenses	(2,118,300)	(2,175,100)	(6,443,700)	(6,094,900)
Smelting, refining and transportation	(521,300)	(1,939,200)	(2,701,500)	(3,706,900)
Sale of by-products	298,400	871,200	2,266,700	1,892,600
Depreciation and amortization expenses	(3,981,100)	(1,059,200)	(11,113,200)	(3,559,800)
Exploration costs	(1,151,900)	(304,500)	(3,058,800)	(748,600)
Administrative and corporate expenses	(958,400)	(418,100)	(2,283,000)	(1,330,300)
Other income (expenses)	524,100	(6,400)	216,200	72,000

	(11,924,500)	(8,128,800)	(34,585,100)	(23,112,800)

Operating earnings	3,577,900	(590,400)	5,695,400	952,900

FINANCIAL REVENUES AND EXPENSES
Interest income	34,200	2,000	57,400	29,200
Foreign currency exchange gain (loss)	(739,300)	1,829,800	2,824,400	(218,500)
Financial expenses and amortization of financing fees	(495,400)	(720,100)	(1,549,500)	(2,310,800)

	(1,200,500)	1,111,700	1,332,300	(2,500,100)

Income (loss) before income tax	2,377,400	521,300	7,027,700	(1,547,200)
Provision for income tax	—	—	—	—

Net income (loss)	2,377,400	521,300	7,027,700	(1,547,200)
Deficit, beginning of period as originally reported	(32,381,100)	(12,493,700)	(14,287,100)	(12,446,100)
Cumulative adjustment for restatement and change in accounting policies (note 2)	(2,016,300)	(24,908,000)	(24,760,600)	(22,887,100)

Deficit, end of period	(32,020,000)	(36,880,400)	(32,020,000)	(36,880,400)

Net income (loss) per share – basic	0.03	0.01	0.10	(0.02)
Net income (loss) per share – diluted	0.03	0.01	0.09	(0.02)
Weighted average shares outstanding — basic	76,667,810	65,050,817	69,106,137	65,009,393
Weighted average shares outstanding - fully diluted	78,426,948	65,050,817	74,106,679	65,009,393

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001
(stated in U.S. dollars)	$	$	$	$

		(restated –		(restated –
		see note 2)		see note 2)
OPERATING ACTIVITIES
Net income (loss)	2,377,400	521,300	7,027,700	(1,547,200)
Add (deduct) items not requiring cash
Depreciation and amortization	3,981,100	1,059,200	11,113,200	3,559,800
Deferred financing fees	97,800	77,700	256,000	234,200
Reclamation liability accrual	139,200	41,700	262,700	176,300
Foreign exchange	546,100	(1,835,400)	(2,358,500)	334,000
Accretion of long term debt	41,500	102,000	241,400	193,900
Non-cash put/call program income	(270,800)	(576,800)	(865,900)	(1,162,600)
Options and shares granted	184,000	—	473,400	—
Changes in components of working capital
V.A.T. and other taxes	(441,200)	(181,100)	(297,800)	—
Trade receivables	660,700	(422,300)	388,100	(1,091,100)
Other current assets	76,900	56,500	(1,910,400)	(397,500)
Accounts payable	(2,149,200)	2,103,000	(2,940,400)	4,155,400

Cash provided by operating activities	5,243,500	945,800	11,389,500	4,455,200

INVESTING ACTIVITIES
Expenditures on mineral properties	(1,462,400)	(2,248,900)	(3,196,100)	(4,903,300)
Expenditures on deferred stripping costs	(38,800)	(1,905,900)	(1,209,800)	(5,025,500)
Expenditures on put/call program	(33,100)	—	(1,069,400)	—
Grant subsidies received from the Spanish Government	1,521,500	(3,700)	1,924,200	369,400
Long term deposits and guarantees	(237,600)	(200)	(367,700)	(13,200)

Cash used in investing activities	(250,400)	(4,158,700)	(3,918,800)	(9,572,600)

FINANCING ACTIVITIES
Proceeds from issue of common shares	4,081,400	—	4,249,600	184,700
Financing fees on issue of common shares	—	—	—	(500)
Proceeds from issue of special warrants	1,726,100	—	4,548,800	—
Financing fees on issue of special warrants	(41,700)	—	(446,900)	—
Proceeds from bank loans and other long-term liabilities	—	2,903,300	—	5,553,100
Financing fees on bank loans	—	(83,700)	—	(247,500)
Repayment of bank loans	(6,747,700)	208,900	(10,686,800)	(496,100)

Cash provided by (used in) financing activities	(981,900)	3,028,500	(2,335,300)	4,993,700

Foreign exchange gain (loss) on cash held in foreign currency	(275,200)	240,100	(200,900)	(248,600)

Net increase (decrease) in cash and cash equivalents during the year	3,736,000	55,700	4,934,500	(372,300)
Cash and cash equivalents, beginning of period	3,003,600	1,734,000	1,805,100	2,162,000

Cash and cash equivalents, end of period	6,739,600	1,789,700	6,739,600	1,789,700

Supplemental cash flow information
Interest paid in cash	300,400	311,800	1,039,300	1,627,700
Income taxes paid in cash	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

1.	NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the “Company”) is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. (“RNGM, S.A.”), Rio Narcea Recursos, S.A. (“RNR”) and Naraval Gold, S.L. (“Naraval”). The Company was incorporated under the Canada Business Corporations Act on February 22, 1994 as a numbered company and began operations on July 8, 1994 with the acquisition of RNGM, S.A.

Investment in mineral properties

The Company started construction of a mine and plant at El Valle (“El Valle”) in the first quarter of 1997, with commencement of commercial production in February 1998. In late 2000, the Company commenced production at the Carlés open pit mine (“Carlés”).

The return on the investments made by the Company in its mining rights will depend on its ability to find and develop the mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the US$/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the reserves by independent experts takes into account only the proven and probable mineable reserves at El Valle and Carlés.

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES

The Company previously issued to its shareholders the 2001 annual consolidated financial statements (the “2001 financial statements”), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“U.S. GAAP”). The 2001 financial statements were audited by the Company’s former auditors, Arthur Andersen LLP, who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

The 2001 financial statements along with prior years’ consolidated financial statements were included in the Company’s filing of a registration statement on Form 20-F/A-2 with the United States Securities and Exchange Commission (the “SEC”). As part of the SEC’s review of the Company’s Form 20-F/A-2, the SEC provided a number of comments and queries and required a restatement of the financial statements. Because Arthur Andersen LLP are no longer available to provide a current audit opinion for the Company’s historical financial statements, once they are restated, it is necessary, and mandated by the SEC, that the Company’s newly appointed auditors, Ernst & Young LLP, re-audit the 2001 consolidated financial statements along with consolidated statements of operations and deficit and cash flows for the years ended December 31, 1999. The restatements and changes in accounting policies, based on the Company’s findings to-date, are described below:

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

(a)	Put and call contracts

On August 1, 1997, the Company entered into put and call contracts to hedge the impact of gold price fluctuations on a portion of its production. The put and call contracts were entered into in conjunction with a credit facility with Standard Chartered Bank. Unrealized gains and losses on the put and call contracts were deferred and recognized in earnings when the related hedged transactions occurred.

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank, S.A.E. (“Deutsche Bank”) and settled the remaining balance of the loans arranged with Standard Chartered Bank and several Spanish institutions in 1997 and 1998. In conjunction with the settlement of these loans, the Company was required to settle all its then existing put and call options and contracted a new put/call structure to cover commodity market and exchange rate risks for the period of the new credit agreement with Deutsche Bank. On settlement of its then existing put and call options on gold, the Company originally recorded a gain of $5.2 million in its consolidated statements of operations for the year ended December 31, 2000.

As the put and call contracts qualified for hedge accounting, they should be brought into income at the time the gold production that was being hedged is recognized in earnings (from year 2000 through 2002) and as such, the Company has restated its financials statements for the years ended December 31, 2001 and 2000 accordingly.

(b)	Revenue recognition

Under Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in gold sales.

For purposes of the 2001 re-issued financial statements, the Company changed its accounting policy for revenue recognition on a retroactive basis such that all metals are recorded at the lower of average cost or net realizable value. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. As a result of adopting this change, the Company increased its opening deficit as at January 1, 1999 by $429,000.

This accounting policy change conforms the Company’s accounting for revenue recognition to U.S. GAAP.

(c)	Exploration costs

In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management’s intent to pursue further exploration work. If exploration properties were developed to the stage of commercial production, such costs were amortized against earnings on the unit of production method based on estimated recoverable ounces of gold.

Management periodically reviewed the carrying value of its exploration properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project was based upon many factors including general and specific assessments of mineral reserves and resources, anticipated future commodity prices, anticipated future costs of exploring, developing and operating a producing mine, expiration time and ongoing expenses of maintaining leased mineral properties and

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

likelihood that the Company would continue exploration. The Company did not set a predetermined holding period for properties without proven or probable reserves, however, properties that have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program were re-evaluated to determine if future exploration was warranted and that their carrying values were appropriate. If an exploration property was abandoned or it was determined that its carrying value could not be supported by future production or sale, the related costs were charged against operations in the year of abandonment or in the year of determination of value.

For purposes of the 2001 re-issued financial statements, the Company changed its accounting policy for exploration costs on a retroactive basis. The Company has adopted a policy of charging exploration costs as incurred against earnings. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential, which occurs upon completion of a bankable feasibility study detailing proven and probable reserves of the mineral property, the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized. Prior thereto all costs are expensed. This determination is specific to each individual property and the point at which development costs of a particular operation are capitalized is dependent upon the determination of proven and probable reserves of the property for which the costs are incurred. As a result of adopting this change in accounting policy, the Company increased its opening deficit as at January 1, 1999 by $17,481,000.

This accounting policy change conforms the Company’s accounting for exploration costs to U.S. GAAP.

(d)	Foreign currency translation

In compliance with Canadian GAAP, the Company previously deferred and amortized exchange gains or losses on translation of foreign currency long-term monetary liabilities over the period to maturity.

In December 2001, the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 1650 “Foreign Currency Translation” (“CICA 1650”). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

For purposes of the 2001 re-issued financial statements, the Company adopted the amendments to CICA 1650 with retroactive restatement. As a result of adopting the amendments to CICA 1650, the Company decreased its opening deficit as at January 1, 1999 by $873,600.

This accounting policy change conforms the Company’s accounting for foreign currency translation to U.S. GAAP.

(e)	Other comparative amounts

Other items in the comparative consolidated financial statements have been reclassified from statements previously presented in order to conform the presentation of the 2002 consolidated financial statements. Significant changes are as follows:

i	Consolidated balance sheets: The Company previously recorded financing fees on bank loans as Mineral properties. The Company has changed the classification of these deferred financing fees to Other assets, with the effect as at December 31, 2001 amounting to $1,197,500.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

ii	Consolidated statements of operations: The Company previously recorded net losses incurred from its foreign exchange contracts as a component of Financial revenues and expenses. Since these contracts qualified for hedging, they have been classified as a component of the hedged items. The effect of this change has been a reduction in Gold sales of $281,600 and $1,199,900 for the three and nine months periods ended September 30, 2001, respectively, and a reduction of the same amounts in Financial revenues and expenses.

iii	Consolidated statements of cash flows: The Company has recalculated the translation of cash flows in Euros to cash flows in US$ for purposes of the preparation of the statements of cash flows, applying average exchange rates approximating to rates in effect on the date that transaction occurred.

(f)	Impact of restatement and change in accounting policies

The impact of the restatement and changes in accounting policies is as follows:

	December 31, 2001

					Foreign	Other
		Put and call	Revenue	Exploration	currency	comparative
	As originally	contracts	recognition	costs	translation	amounts
	reported	(a)	(b)	(c)	(d)	(e)	As restated
	$	$	$	$	$	$	$

Consolidated balance sheet:
Inventories	3,253,300	—	(183,000)	—	—	(75,600)	2,994,700
Mineral Properties (excl. stripping)	49,217,900	—	—	(18,679,600)	—	(808,200)	29,730,100
Current portion of deferred revenue	—	(2,307,200)	—	—	—	—	(2,307,200)
Deferred foreign exchange gain on long-term debt	(1,258,200)	—	—	—	1,258,200	—	—
Deficit	14,287,100	2,307,200	183,000	23,528,600	(1,258,200)	—	39,047,700
Cumulative translation adjustment	18,964,700	—	—	(4,849,000)	—	—	14,115,700
Total other balance sheet reclassifications	—	—	—	—	—	883,800	—

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

	Three months ended September 30, 2001

					Foreign	Other
		Put and call	Revenue	Exploration	currency	comparative
	As originally	contracts	recognition	costs	translation	amounts
	reported	(a)	(b)	(c)	(d)	(e)	As restated
	$	$	$	$	$	$	$

Consolidated statements of operations:
Operating revenues	7,592,600	576,800	(349,400)	—	—	(281,600)	7,538,400
Operating expenses	(7,609,500)	—	—	(550,600)	—	31,300	(8,128,800)
Financial revenues and expenses	(833,800)	—	—	—	1,695,200	250,300	1,111,700
Net income (loss)	(850,700)	576,800	(349,400)	(550,600)	1,695,200	—	521,300
Net income (loss) per share – basic and diluted	(0.01)	0.01	(0.01)	(0.01)	0.03	—	0.01
Consolidated statements of cash flows:
Cash provided by operating activities	2,031,000	—	—	(304,500)	—	(780,700)	945,800
Cash used in investing activities	(5,298,600)	—	—	304,500	—	835,400	(4,158,700)
Cash provided by financing activities	3,198,100	—	—	—	—	(169,600)	3,028,500
Foreign exchange gain on cash held in foreign currency	125,200	—	—	—	—	114,900	240,100
Net increase in cash during the year	55,700	—	—	—	—	—	55,700

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

	Nine months ended September 30, 2001

					Foreign	Other
		Put and call	Revenue	Exploration	currency	comparative
	As originally	contracts	recognition	costs	translation	amounts
	reported	(a)	(b)	(c)	(d)	(e)	As restated
	$	$	$	$	$	$	$

Consolidated statements of operations:
Operating revenues	23,660,400	1,730,400	(125,200)	—	—	(1,199,900)	24,065,700
Operating expenses	(21,648,100)	—	—	(1,490,400)	—	25,700	(23,112,800)
Financial revenues and expenses	(2,910,600)	—	—	—	(763,700)	1,174,200	(2,500,100)
Net loss	(898,300)	1,730,400	(125,200)	(1,490,400)	(763,700)	—	(1,547,200)
Net loss per share - basic and diluted	(0.01)	0.02	(0.00)	(0.02)	(0.01)	—	(0.02)
Consolidated statements of cash flows:
Cash provided by operating activities	5,077,200	—	—	(748,600)	—	126,600	4,455,200
Cash used in investing activities	(11,145,000)	—	—	748,600	—	823,800	(9,572,600)
Cash provided by financing activities	5,510,000	—	—	—	—	(516,300)	4,993,700
Foreign exchange loss on cash held in foreign currency	(133,900)	—	—	—	—	(114,700)	(248,600)
Net decrease in cash during the year	(691,700)	—	—	—	—	319,400	(372,300)

(g)	Stock-based compensation

In November 2001, the CICA issued Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company’s reported earnings for the three and nine months ended September 30, 2002.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

2.	RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

The effect of the changes in accounting policies and restatements on the three and nine months periods ended September 2002 is as follow:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002
	$	$

	Increase (decrease) net income
Put and call contracts	576,800	1,730,400
Revenue recognition	(125,000)	(895,200)
Exploration costs	(1,151,900)	(3,058,800)
Foreign currency translation	(1,146,200)	2,652,400

Total	(1,846,300)	428,800

3.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP. These principles differ in certain material respects from those accounting principles generally accepted in the United States.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of its operations and cash flows for the three and nine months ended September 30, 2002 and 2001.

4.	SHARE CAPITAL

The authorized capital stock of the Company is comprised of an unlimited number of common shares.

The change in outstanding shares for the nine-month period ended September 30, 2002 is as follows:

	Shares	Amount
	#	$

Common shares
Balance, January 1, 2002	65,050,817	79,446,300
Issuances for cash
Exercise of employee stock options	519,000	249,600
Exercise of share purchase options	5,825,809	4,000,000
Non-cash issuances
Shares issued to services suppliers	245,000	118,300
Exercise of share purchase options	—	229,100

Balance, September 30, 2002	71,640,626	84,043,300

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

4.	SHARE CAPITAL (Continued)

On July 5, 2002, the Company repaid the principal amount owing under its $4.0 million current account credit facility in respect of the Aguablanca project arranged with Deutsche Bank. Coincident with the debt repayment, share purchase options that had been previously issued to the Deutsche Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million. Accrued interests as at the exercise date amounted to $229,100 and have been accounted as additional capital stock.

The change for the nine-month period ended September 30, 2002 in the carrying value of outstanding stock options is comprised of the following:

Amount
$

Stock options
Balance, January 1, 2002	—
Issued to services suppliers	543,300

Balance, September 30, 2002	543,300

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of CDN$7,200,000 (US$4,548,800) of which CDN$2,667,000 (US$1,773,000) was initially escrowed pending receipt for the final prospectus and finally collected on August 12, 2002, together with the accrued interest. Net proceeds to be received after payment of expenses related to the offering were US$4,101,900 (excluding expenses of US$188,100, being the fair value of the 630,000 additional warrants granted to the agent as part of its fees).

Each special warrant entitles the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the requirement to restate and re-audit its financial statements, as discussed in note 2, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at September 30, 2002 were exercised or converted:

Number of shares

Common shares outstanding at September 30, 2002	71,640,626
Options to purchase common shares
Employee Stock Option Plan	5,003,969
Share purchase options related to debt	3,500,000
Issued to services suppliers	1,213,333
Special warrants to purchase common shares	9,900,000

91,257,928

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

5.	EMPLOYEE STOCK OPTIONS

Stock option activity pursuant to the 1994 and the 1996 Company’s employee stock option plans (the “1994 ESOP” and the “1996 ESOP”), which were put into effect in June 1994 and November 1996, respectively, during the first nine months of 2002 is summarized as follows:

		Exercise price
	Number of	range per	Weighted-average
	options	option	exercise price

		CDN$	CDN$
Outstanding, January 1, 2002	5,709,300	$0.55 to $2.00	$1.38
Granted	145,000	$0.68 to $1.76	$1.02
Exercised	(519,000)	$0.55 to $1.15	$0.75
Expired or cancelled	(331,331)	$0.55 to $0.79	$0.63

Outstanding, September 30, 2002	5,003,969	$0.55 to $2.00	$1.48

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options granted in the three and nine months periods ended September 30, 2002 are $21,700 and $40,400, respectively, and is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002
	$	$

Risk free interest rate	1.9% - 2.9%	1.9% - 4.2%
Expected dividend yield	0.0%	0.0%
Expected volatility	92%	92%
Expected life of options	5 years	5 years

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company’s outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

Three and nine months ended September 30, 2002 and 2001 (unaudited)

5.	EMPLOYEE STOCK OPTIONS (Continued)

For purposes of pro forma disclosures, the Company’s pro forma net income and basic and diluted earnings per common share for the three and nine months ended September 30, 2002 would have been:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002
	$	$

Pro forma net income	2,355,700	6,987,300

Pro forma earnings per common share
Basic	0.03	0.10
Diluted	0.03	0.09